                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                   -----------------------------------------

                                  SCHEDULE 13D

                                 (Rule 13d-101)


  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 1)

                         BioSource International, Inc.

                               ------------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share

                          ----------------------------
                         (Title of Class of Securities)

                                   09066H104
                                   ---------
                                 (CUSIP Number)

                              Genstar Capital LLC
                       555 California Street, Suite 4850
                        San Francisco, California 94104
                                 (415) 834-2350

                 ----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    Copy to:

                                 Scott R. Haber
                                Latham & Watkins
                       505 Montgomery Street, Suite 1900
                      San Francisco, California 94111-2562
                                 (415) 391-0600

                               February 15, 2000

               --------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                        (Continued on following pages)

                              (Page 1 of 39 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 2 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Genstar Capital LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,719,518 shares of Common Stock (includes 1,456,976
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,262,542 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          2,719,518 shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,719,518 shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 3 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Genstar Capital Partners II, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,719,518 shares of Common Stock (includes 1,456,976
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,262,542 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          2,719,518 shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,719,518 shares of Common Stock (includes 1,456,976 shares of Common Stock issuable upon conversion of Preferred Stock and 1,262,542 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      PN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 4 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Stargen II LLC
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF, OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          52,682 shares of Common Stock (includes 28,224
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 24,458 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          52,682 shares of Common Stock (includes 28,224 shares of Common Stock issuable upon conversion of Preferred Stock and 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      52,682 shares of Common Stock (includes 28,224 shares of Common
      Stock issuable upon conversion of Preferred Stock and 24,458 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      0.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      OO
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 5 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Jean-Pierre L. Conte
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,772,200 shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 6 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard F. Hoskins
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,772,200 shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 09066H104                                      PAGE 7 OF 39 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Richard D. Paterson
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      PF, AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Canada
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0 shares of Common Stock

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,772,200 shares of Common Stock (includes 1,485,200
     OWNED BY             shares of Common Stock issuable upon conversion of
                          Preferred Stock and 1,287,000 shares of Common Stock
       EACH               issuable upon exercise of Warrants)
                   -----------------------------------------------------------
    REPORTING             SOLE DISPOSITIVE POWER
                     9
      PERSON              0 shares of Common Stock

       WITH        -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     10
                          2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
      2,772,200 shares of Common Stock (includes 1,485,200 shares of Common Stock issuable upon conversion of Preferred Stock and 1,287,000 shares of Common Stock issuable upon exercise of Warrants)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      25.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      IN
------------------------------------------------------------------------------

          This Amendment No. 1 to Schedule 13D is being filed on behalf of the undersigned Reporting Persons to amend the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 20, 2000 (the "Schedule 13D"), relating to shares of common stock, par value $0.001 per share (the "Common Stock"), of BioSource International, Inc., a Delaware corporation ("BioSource" or the "Company"). Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meanings as set forth in the Schedule 13D.

Item 4.   Purpose of Transaction.
          -----------------------

          Item 4 to the Schedule 13D is hereby amended in pertinent part as follows:

Purchase Agreement
------------------

          The closing of the sale of the shares of Series B Preferred Stock and Warrants occurred on February 15, 2000 (the "Closing Date").

Investor Rights Agreement
-------------------------

          The Company, Genstar Capital Partners and Stargen executed the Investor Rights Agreement on the Closing Date. Mr. Conte and Robert J. Weltman, an executive of Genstar Capital, were elected as directors of the Company effective on the Closing Date.

Certificate of Designations
---------------------------

          The Certificate of Designations was filed with the Secretary of State of the State of Delaware on February 4, 2000.

Warrants
--------

          The Warrants were issued to Genstar Capital Partners and Stargen on the Closing Date. A copy of the Warrant issued to Genstar Capital Partners is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Warrant issued to Stargen is attached hereto as Exhibit 3 and is incorporated by reference herein. The Warrants attached hereto as Exhibits 3 and 4 supersede the forms of Warrants that were filed as Exhibits to the
Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          -------------------------------------

          Item 5 to the Schedule 13D is hereby amended and restated as follows:

          (a), (b) Pursuant to the Purchase Agreement, Genstar Capital Partners and Stargen (the "Investors") have purchased from the Company, and the Company has issued and sold to the Investors, an aggregate of 371,300 Shares which are initially convertible into 1,485,200 shares of Common Stock, representing 18.7% of the 7,939,580 shares of Common Stock outstanding. Also pursuant to the Purchase Agreement, the Investors purchased from the Company, and the Company has issued and sold to the Investors, Warrants to purchase an aggregate of 1,287,000 shares of Common Stock, representing 13.9% of the shares of Common Stock outstanding (assuming exercise of the Warrants). Assuming exercise of the Warrants and conversion of the Shares into Common Stock, the Shares and Warrants would represent, in the aggregate, 25.9% of the shares of Common Stock outstanding.

          Genstar Capital Partners and Stargen hold the following Shares and
Warrants:

-----------------------------------------------------------------------------------------------------------------------------------
                                                             Number of Shares of Common Stock     Percentage of Outstanding Shares
                                 Number of Shares of           Issuable Upon Conversion of          (Assuming Conversion of the
Name of Investor                   Preferred Stock                   Preferred Stock                      Preferred Stock)
----------------                 -------------------         --------------------------------     --------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Genstar Capital Partners               364,244                           1,456,976                              15.5%
-----------------------------------------------------------------------------------------------------------------------------------
Stargen                                  7,056                              28,224                               0.3%
-----------------------------------------------------------------------------------------------------------------------------------


-----------------------------------------------------------------------------------------------------------------------------------
                                          Number of Shares of Common Stock Issuable Upon       Percentage of Outstanding Shares
Name of Investor                                       Exercise of Warrants                   (Assuming Exercise of the Warrants)
----------------                          ----------------------------------------------      -----------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Genstar Capital Partners                                     1,262,542                                      13.7%
-----------------------------------------------------------------------------------------------------------------------------------
Stargen                                                         24,458                                       0.3%
-----------------------------------------------------------------------------------------------------------------------------------

          Genstar Capital Partners has the sole power to dispose or direct the disposition of the Shares and Warrants which it holds directly or the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. Genstar Capital Partners has the power to vote or direct the vote of such Shares on an as-converted basis, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants.

          Genstar Capital is the sole general partner of Genstar Capital Partners and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares and Warrants held by Genstar Capital Partners, and shares of Common Stock which Genstar Capital Partners would hold upon conversion of such Shares or exercise of such Warrants, and to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          Stargen has the sole power to dispose or direct the disposition of the Shares and Warrants which it holds directly and the shares of Common Stock issued upon conversion of such Shares or exercise of such Warrants. Stargen has the power to vote or direct the vote of such Shares on an as-converted basis, but does not have the power to vote or direct the vote of any of the shares of Common Stock which it would own upon exercise of such Warrants prior to the receipt of such shares of Common Stock upon exercise of such Warrants.

          Messrs. Conte, Hoskins and Paterson are the managers and managing directors of Genstar Capital and are members of Stargen, and Mr. Paterson is the Administrative Member of Stargen, and in such capacity may be deemed to have the power to dispose or direct the disposition of the Shares and Warrants held by the Investors, and shares of Common Stock which the Investors would own upon conversion of such Shares and exercise of such Warrants, and may be deemed to have the power to vote or direct the vote of such Shares on an as-converted basis or such shares of Common Stock.

          The Reporting Persons may be deemed to be acting as a group in relation to their respective holdings in BioSource, but do not affirm the existence of any such group.

          Except as set forth in this Item 5(a)-(b), each of the persons named in this Item 5(a)-(b) disclaims beneficial ownership of any Common Stock owned beneficially or of record by any other person named in this Item 5(a)-(b).

          (c) Except as set forth herein, none of the Reporting Persons has effected any transaction in the Common Stock during the past 60 days.

          (d)  Not applicable.

          (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect
          ---------------------------------------------------------------------
          to Securities of the Issuer.
          ----------------------------

          Item 6 to the Schedule 13D is hereby amended in pertinent part as follows:

          A copy of the Warrant issued to Genstar Capital Partners is attached hereto as Exhibit 2 and is incorporated by reference herein. A copy of the Warrant issued to Stargen is attached hereto as Exhibit 3 and is incorporated by reference herein. The Warrants attached hereto as Exhibits 3 and 4 supersede the forms of Warrants that were filed as Exhibits to the Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------

          Exhibit 1  Joint Filing Agreement (incorporated by reference to the
                     Schedule 13D).

          Exhibit 2 Power of Attorney (incorporated by reference to the Schedule 13D).

          Exhibit 3 Warrant to Purchase Common Stock of BioSource International, Inc., issued to Genstar Capital Partners II, L.P. on the Closing Date.

          Exhibit 4 Warrant to Purchase Common Stock of BioSource International, Inc., issued to Stargen II LLC on the Closing Date.

                                   SIGNATURE
                                   ---------

          After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 17, 2000

                              GENSTAR CAPITAL LLC


                              By: /s/ Jean-Pierre L. Conte
                                  -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Managing Member



                              GENSTAR CAPITAL PARTNERS II, L.P.

                              By:  Genstar Capital LLC, its general partner


                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Managing Member



                              STARGEN II LLC

                              By:  /s/ Jean-Pierre L. Conte
                                   -------------------------
                              Name:  Jean-Pierre L. Conte
                              Its:   Member


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard F. Hoskins


                              /s/ Jean-Pierre L. Conte
                              --------------------------
                              Jean-Pierre L. Conte
                              Attorney-in-fact for
                              Richard D. Paterson

                                 EXHIBIT INDEX
                                 -------------

          Exhibit 1 Joint Filing Agreement (incorporated by reference to the Schedule 13D).

          Exhibit 2 Power of Attorney (incorporated by reference to the Schedule 13D).

          Exhibit 3 Warrant to Purchase Common Stock of BioSource International, Inc., issued to Genstar Capital Partners II, L.P. on the Closing Date.

          Exhibit 4 Warrant to Purchase Common Stock of BioSource International, Inc., issued to Stargen II LLC on the Closing Date.